EXHIBIT 99.2

Orezone Resources Inc.

Consolidated Financial Statements

Year ended December 31, 2004

(A Development Stage Company)

Management's Responsibility for Financial Statements

Auditor's Report

Financial Statements
    Consolidated Statements of Operations and Deficit
    Consolidated Statements of Deferred Exploration Expenses
    Consolidated Statements of Cash Flows
    Consolidated Balance Sheets
    Notes to Consolidated Financial Statements
2 3 4 5 6 7 8 to 19

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the shareholders of Orezone Resources Inc.

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Orezone Resources Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which have been reconciled to accounting principles generally accepted in the United States as set out in Note 13, using management’s best estimates and judgments where appropriate.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America on behalf of the shareholders.

The auditors have full and unrestricted access to the Audit Committee.

/s/ Ronald N. Little Ronald N Little President and Chief Executive Officer	/s/ Douglas G. Perkins Douglas G Perkins Chief Financial Officer

PricewaterhouseCoopers LLP Chartered Accountants 99 Bank Street, Suite 700 Ottawa Ontario Canada K1P 1K6 Telephone +1 (613) 237 3702 Facsimile +1 (613) 237 3963

February 18, 2005

Auditors’ Report

To the Shareholders of
Orezone Resources Inc.

We have audited the consolidated balance sheet of Orezone Resources Inc. (an exploration stage company) as at December 31, 2004 and the consolidated statements of operation and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the years ended December 31, 2003 and 2002 were reported on by other auditors who expressed an opinion without reservation on those statements in their report dated January 30, 2004.

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 (mineral properties and stock-based compensation) to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Orezone Resources Inc.
Consolidated Statements of Operations and Deficit
(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2004	2003	2002

Revenue	--	--	--
Administrative expenses
Management and consulting fees	1,240,074	763,072	169,363
Travelling and promotion	156,805	93,384	36,711
Rental expenses	13,875	20,953	9,076
Report to shareholders	27,986	12,970	7,766
Conferences and subscriptions	71,477	50,054	10,863
Stationery and office expenses	156,751	35,327	6,422
Professional fees	264,268	189,784	31,315
Telecommunications	16,119	10,253	3,604
Transfer agent fees	14,032	12,893	5,941
Stock Exchange and regulatory costs	126,049	13,210	9,200
Government fees	--	28,542	--
Interest and penalties	1,569	6,189	1,031
Amortization of equipment	25,358	--	516
Interest on note payable	19,853	79,003	--
Exchange loss (gain)	(515,513)	1,376	(8,876)

Total Administrative Expenses	1,618,703	1,317,010	282,932
Write-off of deferred exploration expenditures	--	515,084	(45,203)

Total expenses	1,618,703	1,832,094	237,729
Interest income	278,616	130,846	11,806

Net loss	(1,340,087)	(1,701,248)	(225,923)
Deficit, beginning of year	(7,073,211)	(5,371,963)	(5,146,040)

Deficit, end of year	(8,413,298)	(7,073,211)	(5,371,963)

Net loss per common share,basic and diluted:	(0.01)	(0.03)	(0.01)

Weighted average number of shares outstanding	106,148,786	84,076,128	44,464,504

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Statements of Deferred Exploration Expenses
(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2004	2003	2002

Balance, beginning of year	3,616,206	2,627,968	2,014,828

Additions
Drilling - Reverse Circulation	4,951,337	1,518,200	119,946
Drilling - Diamond	1,522,025	82,215	--
Drilling - Rotary Air Blast	27,540	--	--
Geophysical Survey-Ground	296,903	20,647	130,896
Geophysical Survey-Airborne	18,050	--	--
Geological Survey	96,592	71,366	98,268
Geochemical Survey	154,317	283,680	--
Line Cutting	15,290	--	5,085
Trenching	6,277	30,002	8,988
Stripping	--	16,325	--
Property & Evaluation	136,953	--	--
Land Tenure	94,431	137,910	56,328
Compilation	25,161	--	--
Administration-Ouagadougou office	691,191	797,994	429,322
Administration camp	554,734	133,738	--
Security	82,176	23,984	--
Maintenance	10,208	--	--
Infrastructure	15,601	--	--

Total Additions	8,698,784	3,116,061	848,833

Deductions
Property option	--	--	3,184
Expenses written off	--	547,845	123,548
Adjustment due to a property write-off	--	(45,747)	(191,039)
Partners' contributions	2,936,253	1,625,725	300,000

Total Deductions	2,936,253	2,102,665	235,693
Balance, end of year	9,378,737	3,616,206	2,627,968

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Statements of Cash Flows
(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2004	2003	2002

OPERATING ACTIVITIES
Net Loss	(1,340,087)	(1,701,248)	(225,923)
Non-cash items
Services paid by the issuance of stock options	--	614,894	120,355
Amortization of equipment	25,358	--	516
Abandoned mineral exploration properties	--	12,985	--
Write-off (recovery) of deferred exploration expenses	--	547,845	(45,203)
Write-off optionee contributions	--	(45,747)	--
Stock options issued	879,830	--	--
Interest on note payable	19,853	252,492	--
Realized gain on note payable	(57,699)	--	--
Changes in non-cash working capital items	285,781	(247,021)	(12,308)

Cash flows used in operating activities	(186,964)	(565,800)	(162,563)

INVESTING ACTIVITIES
Exploration funds	--	94,961	37,984
Investment in listed shares	(575,149)	(761,756)	--
Equipment Acquisitions	(263,669)	(176,313)	369
Mineral exploration expenses	--	(117,491)	--
Deferred exploration expenses	(8,146,404)	(2,498,976)	(774,241)
Stock options redeemed	(169,905)	--	--
Optionee contribution	2,936,253	1,600,567	323,469

Cash flows used in investing activities	(6,218,874)	(1,859,008)	(412,419)

FINANCING ACTIVITIES
Repayment of amount due to a director	--	--	(17,406)
Repayment of debt	--	--	(371,852)
Issue of shares	3,971,682	12,650,863	2,037,716
Shares issue expenses	--	(902,257)	(76,553)

Cash flows from financing activities	3,971,682	11,748,606	1,571,905

Translation adjustment	--	286,693	(348,656)

Net increase (decrease) in cash and cash equivalents	(2,434,156)	9,610,491	648,267

Cash and cash equivalents, beginning of year	10,577,038	966,547	318,280

Cash and cash equivalents, end of year	8,142,882	10,577,038	966,547

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Balance Sheets
(expressed in United States dollars, unless otherwise stated)

	as at December 31,
	2004	2003

ASSETS
Current assets
Cash and cash equivalents	8,142,882	10,577,038
Taxes receivable and other receivables	71,762	53,198
Prepaid expenses	177,491	63,043

	8,392,134	10,693,279
Listed Shares, at cost (market value $1,559,042; 2003 $857,542)	1,362,229	787,079
Equipment (Note 4)	225,668	135,538
Mineral exploration properties, at cost (Note 5)	6,804,907	6,804,907
Deferred exploration expenses, at cost (Note 5)	9,378,737	3,616,204

	26,163,676	22,037,007

LIABILITIES
Current liabilities
Accounts payable	822,658	512,869
Accrued liabilities	154,981	45,977

	977,639	558,847
Note Payable (Note 10)	--	1,003,228

	977,639	1,562,075

SHAREHOLDERS' EQUITY
Capital Stock (Note 6)	31,059,728	26,122,660
Share purchase warrants	6,964	6,964
Contributed surplus	2,049,433	935,309
Cumulative translation adjustment	483,211	483,211
Deficit	(8,413,298)	(7,073,211)

	25,186,037	20,474,932

	26,163,676	22,037,007

Signed on behalf of The Board of Director (Signed) "Ronald N. Little" (Ronald N.Little), Director	(Signed) "David G. Netherway" (David G.Netherway), Director

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

1 — GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of precious metal properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves on the Company’s mineral claims, confirmation of the Company’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company’s operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2— PRINCIPAL ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). As described in Note 13, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The principal accounting policies followed by the Company are as follows:

Principles of consolidation
These financial statements include the accounts of the Company and its wholly-owned subsidiary, Orezone Inc. All material inter-company balances and transactions have been eliminated

Accounting estimates
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include those related to the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in interest bearing vehicles with high credit quality financial institutions

Foreign currency translation and functional currency
Monetary assets and liabilities of integrated foreign operations are translated to United States dollars at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses are translated at the average rate in effect during the year, with the exception of amortization, which is translated at the historical rate. Gains and losses are included in the statement of operations for the year. At this point in time, the Company does not have any African based subsidiaries. These operations function as branch offices. As such, they are not deemed self sustaining operations. The Company determined that there was a change in the Company’s functional currency from Canadian dollars to United States dollars effective January 1, 2004. The majority of business volume is conducted in United States dollars and will likely continue to do so in the future. The Company changed its functional currency and also elected to change its reporting currency to United States dollars effective January 1, 2004.

Comparative information was translated in the same fashion as above

Amortization

Equipment is amortized over its estimated useful service lives using the straight-line method at the following annual rates:

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

Furniture and Equipment	25%
Computer Equipment	33%
Vehicles	50%
Communications System	25%
Leasehold Improvements	20%

Mineral exploration properties and deferred exploration expenses

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral exploration properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral exploration properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral exploration properties are abandoned, the related capitalized costs are expensed

Effective January 1, 2004, the Company has adopted the Canadian Institute of Chartered Accountants (CICA) standard on impairment of long lived assets on a prospective basis. Management of the Company review the net carrying value of each mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, reserves, and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to fair value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater than the carrying value.

Management, Directors and Technical Advisors review the merits of each Company property interest to assess whether the property merits further exploration and development expenditure and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment.

The amounts shown for mineral exploration properties represent costs incurred to date or write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.

Basic or diluted net loss per common share
Basic net loss per common share is calculated based upon the weighted average number of common shares outstanding during the year. Diluted net loss per common share, which is calculated using the treasury stock method, is equal to the basic net loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in Note 7.

Stock – based compensations plans
The Company has a stock-based compensation plan, as described in Note 7. Effective January 1, 2003, the Company prospectively adopted the amendments to CICA 3870 which required that the fair value of compensation expense is recognized when stock options are issued. All options are granted at the closing market price on the date of issuance. When holders exercise their options, any consideration received and any contributed surplus related to these options is credited to capital stock.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is likely that some or all of the future income tax assets will not be realized.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

3 — INFORMATION INCLUDED IN THE STATEMENTS OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2004	2003	2002

	$	$	$
Taxes receivable and other receivables	(18,563)	(27,289)	(18,895)
Prepaid expenses	(114,448)	27,362	(48,845)
Accounts payable	309,788	(93,587)	63,907
Accrued liabilities	109,004	(153,508)	(8,475)

	285,781	(247,021)	(12,308)

Additional Disclosures:
Items not affecting cash and cash equivalents related to investing and financing activities are as follows:

	2004	2003	2002

	$	$	$
Acquisition of a subsidiary:
Assets acquired - mineral property	--	--	(5,649,934)
Long-term debt	--	--	2,726,039
Deferred exploration expenses paid for by stock options	404,199	207,558	94,328
Amortization of equipment capitalized to exploration expenses	144,402	30,802	--
Capital stock issued for:
Acquisition of subsidiary	--	--	2,737,950
Mineral exploration properties	--	--	19,104
Debt repayment	917,600	--	1,606,578
Warrants issued for acquisition of subsidiary	--	--	184,857
Property option payment received in listed shares	--	--	25,323

4 — EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

	$	$	$	$	$	$
Computer Equipment	73,370	21,691	51,680	24,947	3,312	21,635
Furniture & Equipment	81,017	20,128	60,889	2,578	467	2,111
Vehicles	176,000	116,088	59,912	114,483	28,880	85,603
Communication Systems	51,037	9,706	41,331	15,175	--	15,175
Leasehold Improvements	17,782	5,927	11,855	11,014	--	11,014

	399,207	173,539	225,668	168,197	32,659	135,538

During 2004 $25,358 (nil in 2003) ($516 in 2002) of amortization was charged to expense and $144,402 ($28,879 in 2003) (nil in 2002) was capitalized to deferred exploration expenditures.

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

All of the Burkina Faso properties are subject to The Mining Law #031-2003 of Burkina Faso, dated May 8, 2003. All of Orezone’s properties are exploration permits as defined by the law. A subsidiary of the Company owns 100% of all of these properties. Under the Burkina Faso law, the exploration permit gives the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. This permit also gives the permit holder the exclusive right, at any moment, to convert the exploration permit to a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. At this point in time, all properties are exploration permits so there is no requirement to maintain a reserve for future reclamation and the Company has no environmental liability under the Burkina Faso Mining Law. The law also guarantees a stable fiscal regime for the life of any mine developed.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% Royalty in favour of Burkina Faso once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

In The Republic of Mali, the Company converted the Boukou reconnaissance permit into a Mineral Exploration permit in 2004 as per Order No. 99-032/P-RM of The Mining Code of Mali. As in Burkina Faso, the State has the right to a 10% carried interest in the eventual mining company to be formed from successful exploration. There is a Royalty of 3% in production. Exploration permits are granted initially for a three year period and can be renewed twice with permit size reductions.

In the Republic of Niger, The Company signed a Mining Convention for the Kossa Permit (2,000 Km Sq.) with the Government of Niger in October 2004. This convention specifies the precise terms of any exploration or mining activity in Niger should the Company elect to take the project into operation. It provides guarantees of exclusivity and fiscal and legal regime. This Convention has a term of 30 years. If the mining life is greater than 30 years, the Convention provides for re-negotiation. The Government has the right to a 10% carried interest in any Nigerien Company formed for the purpose of mining. The Royalty is 5.5% in production. The Convention grants fiscal incentives only available to the mining industry in Niger, such as a 5 year income tax holiday.

	December 31, 2004		December 31, 2003

	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses

	$	$	$	$
AFRICA
Golden Hill (Intiedougou) (a)	475,200	1,642,048	475,200	1,536,796
Kerboule (b)	213,447	757,230	213,447	740,115
Bondi (Bondigui) (c)	146,185	3,559,533	146,185	647,087
Sebedougou (d)	5,698	346,581	5,698	250,155
Sega (Seguenaga) (e)	11,410	2,420,820	11,410	503,920
Essakan (f)	5,895,646	5,148,807	5,895,646	1,863,941
Bombore (g)	57,321	235,883	57,321	233,544
Gueguerre (h)	--	48,869	--	17,903
Markoye (i)	--	91,559	--	13,048
Poyo (j)	--	19,515	--	1,811
Boukou, Mali (k)	--	164,896	--	24,946
Farabantourou, Mali (l)	--	--	--	--
Kossa, Niger (m)	--	96,311	--	--

	6,804,907	14,532,052	6,804,907	5,833,266
Optionees' contributions (o)	--	(5,346,623)	--	(2,410,370)

	6,804,907	9,185,429	6,804,907	3,422,896

CANADA
Waxatike (n)	--	196,473	--	196,473
Option payment (o)	--	(3,165)	--	(3,165)

	--	193,308	--	193,308

	6,804,907	9,378,737	6,804,907	3,616,204

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

a) Golden Hill (Intiédougou), Burkina Faso
The Company holds an exploration permit covering 385 square kilometres.

b) Kerboulé, Burkina Faso
The Company holds an exploration permit covering 404 square kilometres. A Burkina Faso party holding a right to a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where 75% can be repurchased by the Company for $1.5 million.

c) Bondi (Bondigui), Burkina Faso
The Company holds an exploration permit covering 340 square kilometres.

d) Sébédougou, Burkina Faso
The Company holds an exploration permit covering 255 square kilometres.

e) Sega (Séguenega), Burkina Faso
The Company holds an exploration permit covering 164 square kilometres. IAMGOLD Corporation (formerly Repadre Capital Corporation) holds a 3% NSR royalty on future production and 2% can be bought back for US $2 million.

f) Essakan, Burkina Faso
The Company acquired a 100% interest in 6 permits covering 1,433 square kilometres. The property was acquired in the July 2002 acquisition of Coronation International Mining Corporation (“CIMC”). This property is subject to an option agreement (July 19, 2002) with a subsidiary of Gold Fields Limited. The optionee may exercise the first stage of the option and acquire a 50% earned interest by incurring cumulative expenditures of $8,000,000 on or before the 5th anniversary date. The optionee must expend at least $1,000,000 in each of the five years. If the optionee exercises the first stage of the option it will acquire the right to exercise the 2nd stage of the option which gives it the right, at any time prior to the 5th anniversary date (July 19, 2007) to elect to acquire an additional 10% by completing a bankable feasibility study, at its sole cost and delivery to the partners, prior to the 7th anniversary date. Upon acceptance of the bankable feasibility study by the partners, a joint venture will be created between the parties. If the Optionee does not exercise the 2nd stage option, each party will maintain the first stage 50:50. The optionee is allowed to pay cash in lieu of exploration expenditures at any point to maintain the option agreement in good standing.

g) Bombore, Burkina Faso
The Company holds an exploration permit covering 250 square kilometres. The Company has an obligation to spend $1,700,000 CAD on the property before January 2007 or the permit would revert back to the previous owners.

h) Gueguerre, Burkina Faso
The Company holds an exploration permit covering 160 square kilometres.

i) Markoye, Burkina Faso
The Company holds an exploration permit covering 153 square kilometres.

j) Poyo, Burkina Faso
The Company obtained a new exploration permit in 2003 covering 246 square kilometres.

k)  Boukou, Mali
The Company obtained a reconnaissance permit of approximately 147 square kilometres in the Republic of Mali in 2003. This short term permit gave the Company exclusive right to convert the permit into a Mineral Exploration Permit in 2004. The Company was awarded an Exploration permit for this property during the first quarter 2004.

l) Farabantourou, Mali
The Company obtained a reconnaissance permit of approximately 112 square kilometres in the Republic of Mali in 2004. No material expenditures had been undertaken at 2004 year end,

m)  Kossa, Niger
The Company obtained two prospecting permits in the country of Niger covering 2,566 square kilometres. Negotiations to convert these permits into an exploration permit with a mining convention, as is the norm in Niger, were completed on October 18, 2004. The government of Niger has signed a mineral convention with the Company for a 1,997 kilometre exploration concession that includes a five year holiday from income taxes if a mine is developed on the permit.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

n)  Waxatike, Ontario
The Companys’ investment in Waxatike is an earn in. The property consists of 42 claim blocks totalling 555 units for 89 square kilometres located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. holds a 100% interest in these claims with the Company having the right to earn a 50% interest in the property by incurring exploration expenditures of CDN$500,000.

o)  Optionees’ contributions and option payment
Gold Fields Limited, through it’s subsidiary Orogen Holding (B.V.I) Ltd. (the “Optionee”) invested $2,936,253 in the Essakan properties during 2004 ($1,625,725 in 2003) and, ($300,000 in 2002). If the Optionee abandons it’s option to earn-in, there is no requirement for the Company to return funds to the Optionee or to compensate the Optionee in any way. The Company nets optionee payments against gross deferred exploration expenditures so as to reflect only the net expenditure by the Company on each property. If the Optionee abandons it’s interest in the property, the Company would gross up the deferred exploration expenditure at that time to reflect the contribution of the Optionee.

6 — CAPITAL STOCK

Authorized
An unlimited number of Common shares without par value
Issued and fully paid:

	2004		2003		2002

	Number	$	Number	$	Number	$

Balance, beginning of year	101,602,893	27,460,488	72,679,236	14,809,624	23,678,643	8,318,421

Acquisition of a subsidiary	--	--	--	--	21,497,834	2,794,649
Debt repayment	1,112,650	917,600	--	--	12,614,525	1,639,847
Mineral properties	--	--	--	--	150,000	18,992
Private placements	--	--	23,700,000	11,045,137	12,500,000	1,624,959
Private flow-through
placements	--	--	--	--	588,234	94,961
Exercise of warrants (1)	7,659,780	3,603,956	3,928,657	1,191,337	1,500,000	288,923
Exercise of options (2)	889,000	415,512	1,295,000	414,389	150,000	28,872

	9,661,430	4,937,068	28,923,657	12,650,864	49,000,593	9,997,472

Balance, end of year	111,264,323	32,397,556	101,602,893	27,460,488	72,679,236	14,809,624

Share issue expenses		(1,337,827)		(1,337,827)		(435,570)

		31,059,729		26,122,660		14,374,054

a)	Including $283,000 in 2003 for the cost of warrants carried from the share purchase warrants recorded in 2002.
b)	Including $209,000 in 2003 for the compensation costs of options carried from the contributed surplus

7 — FIXED STOCK OPTION PLAN AND WARRANTS

The Board of Directors of the Corporation adopted a resolution dated March 8, 2004, amending the 1997-1998 Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Corporation (the “Admissible Persons”). The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire (or to increase) an equity interest in the Corporation through the purchase of Shares under the Plan.  It was established on September 29, 1997 by the Board of Directors of the Corporation and ratified by the shareholders on November 21, 1997.  The Plan has been amended with the approval of shareholders on several occasions, such that, the number of options that the Corporation may currently grant under the Plan is 10,200,000.

The summary of the status of the Company’s fixed stock option plan as at December 31, 2004 as well as December 31, 2003 and 2002 is presented below:

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

	2004		2003		2002

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

		CAD$		CAD$
Outstanding, beginning of year	5,541,450	0.36	3,786,450	0.33	2,211,450	0.37
Granted	1,575,000	1.17	3,175,000	0.37	2,050,000	0.28
Exercised	(889,000)	0.36	(1,295,000)	0.29	(150,000)	0.30
Cancelled	(100,000)	0.30	(125,000)	0.39	--
Expired	--		--		(325,000)	0.30

Outstanding, end of year	6,127,450	0.57	5,541,450	0.36	3,786,450	0.33

Options exercisable at year end	5,339,950		5,428,950		3,786,450

As at December 31, 2004, the following options were outstanding:

Expiry date	Exercise price	Number of Options

December 15, 2007	CAD$ 0.50	75,000
March 9, 2008	0.30	395,000
June 1, 2008	0.50	50,000
January 11, 2009	0.50	440,000
September 22, 2009	0.35	121,450
January 15, 2012	0.20	190,000
April 15, 2013	0.21	100,000
September 12, 2012	0.31	875,000
November 8, 2012	0.30	1,525,000
March 24, 2013	0.50	670,000
August 12, 2013	0.63	61,000
October 29, 2013	1.21	50,000
January 6, 2014	1.20	975,000
February 6, 2014	1.20	150,000
May 10, 2014	1.00	300,000
July 23, 2014	1.16	75,000
November 23, 2014	1.41	75,000

	Weighted average 0.57	6,127,450

The Company records stock based compensation as required by Section 3870 of the CICA Handbook. This is reflected in the financial statements as follows:

	2004 $	2003 $	2002 $

Statement of Operations
Consultant fees	392,745	605,265	119,651
Administrative & Management Salaries	407,396	--	--
Professional fees	79,688	61,513	--
Statement of Deferred Exploration Expenses
Consultants fees	404,199	207,558	94,328

Total Consideration	1,248,028	874,336	213,979

The fair value of stock options granted is recorded as an increase in contributed surplus.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003

Expected dividend yield	0%	0%
Expected volatility	116-122%	125%
Risk-free interest rate	4.31-4.82%	4.72-4.91%
Expected life	10 years	10 years

The weighted average fair value of stock options granted since the beginning of the year was $1.158 CAD (2003- $0.36 CAD).

Warrants

During the year no new warrants were issued.
The outstanding warrants to purchase common shares are as follows:

		Number of shares

Expiry date	Exercise price	December 31, 2004	December 31, 2003

February 24, 2004	$CAD 0.40	--	197,925
July 20, 2004	0.30	--	464,699
August 24, 2004	0.60	--	5,937,500
October 15, 2004	0.68	--	291,406
October 27, 2004	0.90	--	672,000
January 19, 2005	0.57	27,868	27,868
April 27, 2005	1.20	5,503,750	5,600,000

Total		5,531,618	13,191,398

8 — INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	2004 $	2003 $	2002 $
Loss before income taxes	(1,340,087)	(1,701,248)	(225,923)

Expected statutory rate (recovery)	36.12%	36.12%	39.00%
Expected provision for(recovery of) income tax	(484,000)	(626,000)	(139,000)
Permanent differences	2,000	442,000	46,000
Change in Valuation Allowance	300,000	264,000	127,000
Share issuance costs	--	(83,000)	(22,000)
Other	182,000	3,000	1,000

Income taxes	--	--	--

The Canadian statutory income tax rate of 36.12% is comprised of federal income tax at approximately 22.12% and provincial tax at approximately 14%.

The primary temporary differences which give rise to future income taxes (recovery) at December 31, 2004 and 2003.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

	Year ended December 2004 $	December 31, 2003 $
Future income tax assets
Mineral exploration properties	548,000	645,000
expens
Share issuance fees deductible	229,000	288,000
Operating losses carried forward	1,169,000	635,000

	1,946,000	1,568,000
Less : valuation allowance	(1,928,000)	(1,518,000)

Net future tax assets	18,000	50000

Future tax liabilities
Fixed Assets	(18,000)	--
Note Payable	--	(50,000)

As at December 31st, 2004, the Company has income tax loss carry forwards of approximately $3,238,000. These losses expire as follows:

Income tax loss carry forwards (expiry date)

Year Ending December 31st:	Federal
2006	$ 218,000
2007	339,000
2008	202,000
2009	266,000
2010	678,000
2014	1,528,000

$ 3,238,000

The Company also has mining tax deductions items for an amount of approximately $2,608,000 available to reduce future income taxes over an indefinite period

The unamortized balance, for income tax purposes, of share issuance fees amounts to approximately $1,031,000 and will be deductible over the next four years.

9 — RELATED PARTY TRANSACTIONS

There were no related party transactions in the year ended December 31, 2004. In 2003 an amount of $150,000 CAD was paid to a corporation owned by a director and an officer in respect of management and geological services.

These transactions were concluded in the normal course of operations and were valued at the exchange amount.

10 — NOTE PAYABLE

This Note Payable was exchanged for 1,112,650 Common Shares of the Company on May 4, 2004. There is no further interest or obligation on the part of the Company in relation to this Note Payable.

11 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

The Company has forward contracts between the USD and Euro currencies in order to protect its cost for local expenditures in Africa that are in a currency fixed to the Euro.

Date	Euro amount €	Rate	USD amount $
January	100,000	1.2850	128,500
February	100,000	1.2853	128,530
March	100,000	1.2856	128,560
April	100,000	1.2858	128,580
May	100,000	1.2861	128,610
June	100,000	1.2864	128,640

Total	600,000	Avg. 1.28	771,420

Based upon the year end spot Euro/USD rate the fair value of the above forward contracts was $812,282. The gain of $40,862 was recorded on the Consolidated Statement of Operations.

12 — SEGMENTED INFORMATION

The Company operates in West Africa and in one segment being the acquisition, exploration and development of mineral properties for economically recoverable reserves.

13 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A — CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated statements of operations	2004	2003	2002

		$	$
Net loss under Canadian GAAP	(1,340,087)	(1,701,248)	(225,923)
Optionees' contributions (a)	2,936,253	1,600,567	320,285
Deferred exploration expenses (a)	(8,698,784)	(2,588,804)	(933,431)
Amortization of mineral exploration properties (c)	--	(1,249,327)	(1,089,559)

Net loss under U.S. GAAP	(7,102,618)	(3,938,813)	(1,928,628)

Basic and diluted net loss per common share under U.S. GAAP:	(0.06)	(0.05)	(0.04)

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

Consolidated Balance Sheets

The consolidated balance sheet adjusted to comply with U.S. GAAP, would be as follows

	December 31, 2004				December 31, 2003

	Canadian GAAP	Adjustments		U.S. GAAP	Canadian GAAP	Adjustments		U.S. GAAP

	$	$		$	$	$		$
Assets

Listed shares	1,362,229	196,813	(b)	1,559,042	787,079	70,463	(b)	857,542

Mineral exploration
properties	6,804,907	(5,690,713	)(c)	1,114,194	6,804,907	(2,266,844	)(c)	4,538,063

Deferred exploration
expenses	8,698,784	(8,698,784	)(a)	--	3,616,206	(3,616,206	)(a)	--

Shareholders' Equity

Deficit	(8,413,298)	(14,389,497)		(22,802,795)	(7,073,211)	(5,883,050)		(12,956,261)

Cumulative other
comprehensive income	--	196,813	(b)	196,813	--	70,463	(b)	70,463

Operations and balance sheets adjustments

a)	Deferred exploration expenses

Under Canadian GAAP, exploration expenses are capitalized and optionee contributions are applied against the deferred exploration expenses. Under U.S. GAAP, all expenses incurred before proven and probable economic reserves are established would be expensed as incurred, net of optionee contributions.

b)	Listed shares

Under Canadian GAAP, investments in shares of public companies are recorded at cost, less any provision for decreases in value, that are other than a temporary decline. Under U.S. GAAP, the Company is required to record investments that are available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

c)	Mineral Exploration Properties

In March 2004, the Emerging Issues Task Force issued EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-02). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141", Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) and EITF Issue No. 04-2, “Whether Mineral Rights are tangible Assets.” The FSPs amend SFAS 141 and 142 to conform them to the task force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted.

Consolidated statements of cash flows

Under U.S. GAAP, the cash flows used in investing activities related to deferred exploration expenses would be decreased by $8,146,404 change ($2,498,976 in 2003) and cash flows used in operating activities would be increased by the same amount.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
(expressed in United States dollars, unless otherwise stated)

B — COMPREHENSIVE LOSS

The statement of consolidated comprehensive loss is as follows:

	2004	2003	2002

	$	$	$
Net loss under U.S. GAAP	(8,234,221)	(3,938,813)	(1,928,628)
Other comprehensive income (loss)
Unrealized gain (loss) on
investments	196,813	70,688	(43,302)

Comprehensive loss	(8,037,408)	(3,868,125)	(1,971,930)

C — ACCOUNTING FOR COMPENSATION PLANS

For U.S. GAAP purposes, the Company measured compensation costs related to awards of stock options using the intrinsic value based method of accounting up until December 31, 2002. Since January 1, 2003, the Company has used the fair value based method for all options granted. If the fair value based method of accounting had been applied for 2002, the Company’s net loss and net loss per share for the year ended December 31, 2002 would have been as follows:

2002 $
Net loss, as reported	(1,928,628)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax
effects	(135,638)
Pro forma net loss	(2,064,265)
Loss per share :
Basic and diluted - as reported	(0.04)
Basic and diluted - pro forma	(0.04)

D — RECENT ACCOUNTING DEVELOPMENTS

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until one of its properties reaches its development stage

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” and an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued interpretation N0. 46R (FIN 46R) which supersedes FIN 46. FIN 46R is effective for all Variable interest Entities (VIEs) created after February 1, 2003 at the end of the first interim or annual reporting period after December 15, 2004. The Company has determined that it has no VIEs.

The CICA has released amendments to Section 3870, “Stock Based Compensation and Other Stock based payments,” which requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company adopted the standard prospectively October 1, 2003. For U.S. GAAP purposes, the Company has prospectively adopted SFAS 148, which results in no differences between Canadian and U.S. GAAP.

In June 2002, the CICA Emerging Issues Committee (“EIC”) issued EIC Abstract 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, which requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income. The Abstract must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128.